CONE Midstream Partners LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

September 10, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	CONE Midstream Partners LP
Registration Statement on Form S-1
Filed August 25, 2014
File No. 333-198352

Ladies and Gentlemen:

Set forth below are the responses of CONE Midstream Partners LP, a Delaware limited partnership (“we,” “our” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 8, 2014, with respect to the Partnership’s registration statement on Form S-1 filed with the Commission on August 25, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (the “Amendment No. 2”). For your convenience, we have hand delivered five copies of Amendment No. 2 marked to show all changes made since the initial public filing of the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless otherwise indicated.

Cash Distribution Policy and Restrictions on Distributions, page 56

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2015, page 64

Interest Expense, page 69

Securities and Exchange Commission

1.	We note your estimate that interest expense for the twelve months ending September 30, 2015 will be $2.1 million. Please tell us and disclose the interest rate and assumptions used in this estimate.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 70. Our estimated interest expense for the twelve months ending September 30, 2015 is based on the anticipated terms of our new revolving credit facility that we expect to enter into in connection with the closing of the offering. Our estimated interest expense reflects estimated interest related to the estimated borrowings outstanding under the new revolving credit facility, non-cash amortization of origination fees related to the new revolving credit facility and commitment fees on the estimated undrawn portion of the new revolving credit facility. As described in further detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Revolving Credit Facility,” our new revolving credit facility will bear interest at either a base rate or LIBOR rate, in each case plus a margin. We calculated our interest rate based on the LIBOR rate, which generally will be LIBOR plus 1.125% to 2.0%, depending on our most recent consolidated leverage ratio or our credit rating, as the case may be. For purposes of our estimate, we assumed LIBOR of 0.5% plus the top end of the margin applicable to the LIBOR rate. We estimated that we will incur approximately $0.2 million of non-cash amortization of origination fees. In addition, the unused portion of our revolving credit facility will be subject to a commitment fee ranging from 0.15% to 0.35% per annum depending on our most recent consolidated leverage ratio or our credit rating, as the case may be. We calculated the approximate $0.5 million of commitment fees based on an assumed 0.25% commitment fee (the mid-point of the range) on the estimated $193.0 million average undrawn portion of the new revolving credit facility.

Business, page 110

Our Gathering Agreements, page 120

2.	We note your response to comment 9 in our letter dated August 15, 2014. Please further revise your disclosure on page 121 to clarify the amount of time for which such acreage may be temporarily or permanently released by your Sponsor, the circumstances under which such a release may occur, and the impact of any such release on your business in the case of a temporary or permanent release.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 122 and 123.

Regulation of Environmental and Occupational Safety and Health Matters, page 128

3.	Please update your disclosure to include a description of the Notices of Violation issued by the West Virginia Department of Environmental Protection in connection with the soil slippage on slide slopes at two stream crossings in West Virginia pipeline, as described in your disclosure on page 32, or explain why such disclosure would not be appropriate. Please see Item 101(c)(1)(xii) of Regulation S-K.

Securities and Exchange Commission

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see pages 133 and 134.

Directors and Executive Officers of CONE Midstream GP LLC, page 134

4.	Please revise the biography of C. Kristopher Hagedorn to include a discussion of his business experience during the past five years, including his principal occupations and employment, including but not limited to the date of such employment. Please see Item 401(e) of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly. Please see page 138.

Securities and Exchange Commission

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ David M. Khani
David M. Khani Chief Financial Officer CONE Midstream GP LLC

Cc:	Lisa Sellars, Securities and Exchange Commission
Jim Allegretto, Securities and Exchange Commission
Liz Walsh, Securities and Exchange Commission
Lisa Kohl, Securities and Exchange Commission
John T. Lewis, CONE Midstream GP LLC
Kirk Moore, CONE Midstream GP LLC
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
George Vlahakos, Andrews Kurth LLP
David Oelman, Vinson & Elkins L.L.P.
Jeffery Malonson, Vinson & Elkins L.L.P.